UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2012

OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For The Transition Period From                      To                     .

Commission file number 001-13619

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BROWN & BROWN, INC.

EMPLOYEE SAVINGS PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BROWN & BROWN, INC.

220 SOUTH RIDGEWOOD AVENUE

DAYTONA BEACH, FLORIDA 32114

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees

Brown & Brown, Inc. Employee Savings Plan and Trust

Daytona Beach, Florida

We have audited the accompanying statements of net assets available for benefits of the Brown & Brown, Inc. Employee Savings Plan and Trust (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in the net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Hancock Askew & Co., LLP

Savannah, Georgia
June 28, 2013

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS

CASH	$978	$2,279

INVESTMENTS:
Participant directed—at fair value:
Registered investment companies (mutual funds)	227,517,645	189,232,054
Pooled separate account	55,296,962	53,504,258
Employer common stock	30,848,588	28,437,243
Personal choice retirement account	14,747,209	10,535,673

Total investments, at fair value	328,410,404	281,709,228

NOTES RECEIVABLES FROM PARTICIPANTS	7,351,303	7,037,982

RECEIVABLES:
Employer contributions	6,337,481	5,137,633
Participant contributions	12,238	9,469
Dividends and interest	14,375	128,557

Total receivables	6,364,094	5,275,659

TOTAL ASSETS AVAILABLE FOR BENEFITS, at fair value	342,126,779	294,025,148

PAYABLE TO PARTICIPANTS FOR EXCESS CONTRIBUTIONS	(90,046)	(296,034)

NET ASSETS AVAILABLE FOR BENEFITS, before adjustment	342,036,733	293,729,114

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,558,500)	(1,356,000)

NET ASSETS AVAILABLE FOR BENEFITS	$340,478,233	$292,373,114

See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

ADDITIONS:
Investment income:
Dividend income	$5,198,310
Interest income	1,676,434
Other income	1,176,055
Interest on note receivables from participants	293,778
Net appreciation in fair value of investments	24,507,105

Total investment income	32,851,682

Contributions:
Participants	21,022,004
Employer	14,012,795
Rollovers from other qualified plans	4,440,436

Total contributions	39,475,235

Total additions	72,326,917

DEDUCTIONS:
Benefits paid to participants	24,043,171
Administrative expenses	178,627

Total deductions	24,221,798

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	48,105,119

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	292,373,114

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$340,478,233

See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012

1.	DESCRIPTION OF THE PLAN

The following brief description of the Brown & Brown, Inc. Employee Savings Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan. Substantially all employees who are at least 18 years of age and who are expected to complete a year of service (1,000 hours) are eligible to participate in the Plan effective the first full payroll period after one month of service. The Plan is intended to assist Brown & Brown, Inc. and its U. S. subsidiaries (the “Employer”) in its efforts to attract and retain competent employees by enabling eligible employees to share in the profits of the Employer and to supplement retirement income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Benefit Payments—Benefits under the Plan are payable upon normal (after age 65) or early (after age 59-1/2) retirement, death, disability, severe financial hardship, or termination of service and are based on the vested balance in the participant’s account. Distributions of vested account balances will be made in the form of a single lump-sum payment or in some other optional form of payment, as defined in the Plan. If the participant’s vested account is $5,000 or less, the participant will be prompted to distribute his or her funds to another qualified plan in a timely fashion or be subject to an immediate lump-sum distribution.

Administration—The Plan is administered by a designated Plan Administrator (the “Administrator”), which has been appointed by the Board of Directors (the “Board”) of the Employer. Information about the Plan document, such as provisions for allocations to participants’ accounts, vesting, benefits, and withdrawals, is contained in the Summary Plan Description. Copies of this document are available on the employee benefits Web site accessible to employees of the Employer or from the Administrator. Schwab Retirement Plan Services, Inc (“Schwab”) serves as the recordkeeper of the Plan and Charles Schwab Trust Company, a division of Charles Schwab Bank (the “Trustee”) serves as the trustee of the Plan.

Administrative Expenses—All investment-related expenses are charged against Plan earnings or are paid by the Plan. All other expenses are paid by the Employer.

Contributions—Participants may elect to contribute, subject to certain limitations, any percentage of annual compensation as contributions to the Plan, up to the allowable limits specified in the Internal Revenue Code. The Employer makes matching contributions to the Plan of 100% of each participant’s contribution, not to exceed 2.5% of each participant’s eligible compensation on a pay-period basis. The Plan permits the Board of Directors of the Employer to authorize discretionary profit-sharing contributions allocated to participants based on eligible compensation. The Board authorized a discretionary profit-sharing contribution of 1.5% of eligible compensation, up to a maximum of $250,000 for all eligible employees for the year ended December 31, 2012.

Vesting—Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Employer matching contributions and discretionary profit-sharing contributions are based on years of credited service and are subject to the following vesting schedule:

Years of Credited Service	Vested Interest

Less than 1	0%
1	20
2	40
3	60
4	80
5 or more	100

Forfeited balances of terminated participants’ nonvested accounts are used to offset Plan expenses and to reduce future Employer contributions. As of December 31, 2012 and 2011, forfeited amounts available to offset future Employer contributions were approximately $371,000 and $342,000, respectively. During the year ended December 31, 2012, approximately $424,000 of forfeited amounts was used to offset Employer contributions.

Investment Income and Expenses—Each participant’s account shall be allocated the investment income and expenses of each fund based on the value of each participant’s account invested in each fund, in proportion to the total value of all accounts in each fund, taking into account any contributions to or distributions from the participant’s account in each fund. General expenses of the Plan not paid by the Employer and not attributable to any particular fund shall be allocated among participants’ accounts in proportion to the value of each account, taking into consideration each participant’s contributions and distributions.

The agreement between the Trustee and the Plan includes a revenue sharing arrangement whereby the Trustee shares revenue generated by the Plan in excess of their fee. These deposits are included in the other income amount in the statement of changes to net assets available for benefits. These funds are used to pay other plan expenses with any remaining amounts being reallocated to participants. During 2012, revenue of approximately $199,000 was deposited into the plan related to this revenue sharing arrangement. At December 31, 2012 and 2011, approximately $227,000 and $150,000, respectively, was available to be reallocated or pay plan expenses. During 2012, Plan expenses of approximately $128,000 were paid by these funds.

Participant Loans—A participant may borrow from his or her own account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Participants may not have more than two loans outstanding at any time. Loans, which are repayable each pay period for periods ranging generally up to five years, are collateralized by a security interest in the borrower’s vested account balance. The loans bear interest at the rate of prime plus 1%, determined at the time the loan is approved. As of December 31, 2012, interest rates ranged from 4.25% to 9.25%.

Plan Termination—Although it has not expressed any intent to do so, the Employer may terminate the Plan at any time, either wholly or partially, by notice in writing to the participants and the Trustee. Upon termination, the rights of participants in their accounts will become 100% vested. The Employer may temporarily discontinue contributions to the Plan, either wholly or partially, without terminating the Plan.

2.	USE OF ESTIMATES AND SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Basis of Accounting—The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments—The Plan’s investments in money market funds, mutual funds, Employer common stock, and the personal choice retirement account, which includes investments in mutual funds and common stock, are stated at fair value based on quoted market prices at year-end. The fair value of the pooled separate accounts is based upon the value of the underlying assets as determined by the Trustee’s valuation. The contract value of participation units owned in the pooled separate accounts are based on quoted redemption values, as determined by the Trustee, on the last business day of the Plan year. Participant loans are valued at cost, which approximates fair value.

The Plan invests in fully benefit-responsive investment contracts held in the Wells Fargo Stable Return Fund G as of December 31, 2012 and 2011. Investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Fair Value Measurements—The Plan adopted a fair value measurement method that establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2—Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following tables set forth by level within the fair value hierarchy the Plan investment assets and investment liabilities at fair value, as of December 31, 2012 and 2011. As required by Accounting Standards Codification Topic 820—Fair Value Measurements and Disclosures, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investment Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Registered investment companies (mutual funds):
Bond funds	$62,625,853	$—	$—	$62,625,853
Index funds	53,065,424	—	—	53,065,424
Value funds	38,969,107	—	—	38,969,107
Growth funds	36,188,892	—	—	36,188,892
Growth and Income funds	27,623,289	—	—	27,623,289
Asset Allocation/Retirement Strategy funds	9,045,080	—	—	9,045,080

Total mutual funds	227,517,645	—	—	227,517,645

Pooled separate accounts	—	55,296,962	—	55,296,962
Employer common stock	30,848,588	—	—	30,848,588
Personal choice accounts	14,747,209	—	—	14,747,209

Total investments at fair value	$273,113,442	$55,296,962	$—	$328,410,404

	Investment Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Registered investment companies (mutual funds):
Index funds	$49,966,139	$—	$—	$49,966,139
Bond funds	48,589,437	—	—	48,589,437
Growth funds	41,448,062	—	—	41,448,062
Value funds	22,717,372	—	—	22,717,372
Growth and Income funds	20,062,053	—	—	20,062,053
Asset Allocation/Retirement Strategy funds	6,448,991	—	—	6,448,991

Total mutual funds	189,232,054	—	—	189,232,054

Pooled separate accounts	—	53,504,258	—	53,504,258
Employer common stock	28,437,243	—	—	28,437,243
Personal choice accounts	10,535,673	—	—	10,535,673

Total investments at fair value	$228,204,970	$53,504,258	$—	$281,709,228

Risks and Uncertainties—Investments—The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Recent Accounting Pronouncements—In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS, to converge the fair value measurement guidance in US generally accepted accounting principles and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change principles included in the original Accounting Standard. In addition, this update required additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The adoption of this guidance did not have any material impact on the Plan’s financial statements.

3.	INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011, are summarized as follows:

	2012	2011

Vanguard Institutional Index Fund**	$38,451,242	$—
Pimco Total Return Bond Administration Fund	34,122,652	31,388,860
Employer common stock	30,848,588	28,437,243
Invesco Growth and Income R5 Fund**	23,808,416	—
Harbor Capital Appreciation Fund	23,332,257	18,976,594
Pimco Real Return Bond Administration Fund	19,359,703	17,200,577
Wells Fargo Stable Return Fund G***	55,296,962	53,504,258

**	Fair value at December 31, 2011 does not represent 5% or more of the Plan’s net assets at December 31, 2011.
***	Wells Fargo Stable Return Fund G is shown at fair value. Contract Value was $53,738,462 and $52,148,258 at December 31, 2012 and 2011, respectively.

During the year ended December 31, 2012, the Plan’s investments appreciated in fair value as follows:

Amount

Mutual funds	$20,564,601
Employer common stock	3,467,729
Pooled separate accounts	474,686
Personal choice retirement accounts	89

Net appreciation in fair value of investments	$24,507,105

4.	INVESTMENT PROGRAMS

As of December 31, 2012, contributions to the Plan are invested in one or more of various investment fund options, including money market funds, mutual funds and Employer Company stock, at the direction of each participant. The Plan also allows participants to invest in the Charles Schwab & Co. Personal Choice Retirement Account, which enables each participant to self-direct his or her money into a full range of investment options, including individual stocks and bonds, as well as allowing access to over 800 additional mutual funds. The Charles Schwab & Co. Personal Choice Retirement Account is presented as “self-directed investments” in the accompanying statements of net assets available for benefits.

One investment in the Plan is a guaranteed pooled separate account managed by Wells Fargo Bank called the Stable Return Fund G (the “Stable Return Fund”), which invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (such as separate account contracts and synthetic GICs) with similar characteristics. The Stable Return Fund investment in each contract is presented at fair value. The fair value of a GIC is based on the present value of future cash flows using the current discount rate. The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract. The fair value of a wrapper contract provided by a security-backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee.

An adjustment is made to the fair value in the statement of net assets available for benefits to present the investment at contract value. Contract value is based upon contributions made under the contract, plus interest credited, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is effective for a 12-month period and is set annually. The crediting interest rate is determined based on (i) the projected market yield-to-maturity of the market value of assets, net of expenses, (ii) the timing and amounts of deposits, transfers, and withdrawals expected to be made during the interest crediting period, and (iii) the amortization of the difference between the fair value of the pooled separate account and the balance of the Stable Return Fund. The crediting interest rate for the Stable Return Fund for the year ended December 31, 2012 and 2011, was 1.95% and 2.33%, respectively. The average yield for the Stable Return Fund for the years ended December 31, 2012 and 2011, was 0.94% and 1.56%, respectively.

There is no event that limits the ability of the Plan to transact at contract value with the issuer. There are also no events or circumstances that would allow the issuer to terminate the fully benefit-responsive investment contract with the Plan and settle at an amount different from contract value.

5.	PARTY-IN-INTEREST TRANSACTIONS

The Plan’s investments include Brown & Brown, Inc. common stock which represent party-in-interest transactions that qualify as exempt prohibited transactions. In addition, certain Plan investments pertain to the Charles Schwab & Co. Personal Choice Retirement Account. As Schwab Retirement Plan Services, Inc. serves as the recordkeeper of the Plan and as Charles Schwab Trust Company serves as the trustee of the Plan, these transactions qualify as party-in-interest transactions.

6.	FEDERAL INCOME TAX STATUS

Effective July 1, 2009, the sponsor adopted the 401(k) non-standardized prototype plan sponsored by the Charles Schwab Company. Prior to January 1, 2011, the Plan was entitled to limited reliance on the opinion letter received by Schwab from the Internal Revenue Service with respect to compliance with the form requirements of the Internal Revenue Code of 1986, as amended (“IRC”). Effective January 1, 2011, the Plan was amended and restated as an individually-designed plan with a portion of the Plan designated as an employee stock ownership plan, and the Plan was subsequently amended in December 2011 to expand the Plan’s rollover provisions. An application for a determination letter from the Internal Revenue Service is pending. The Plan’s management believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan is currently under audit by the Internal Revenue Service for the years ended December 31, 2010 and December 31, 2011. There are no known adjustments as of June 28, 2013. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

SUPPLEMENTAL SCHEDULE

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

Identity and Description of Issues	Current Value

Participant directed:
Mutual funds:
American Beacon Small Cap Value Fund	$7,762,242
American Funds Europacific Growth Fund	13,631,321
Harbor Capital Appreciation Fund	23,332,257
Harbor International Fund	13,141,600
Invesco Growth and Income Fund	23,808,416
JP Morgan Mid Cap Value Fund	7,398,449
Loomis Sayles Small Cap Growth Fund	5,030,131
Morgan Stanley Mid Cap Growth Fund	7,826,504
PIMCO Real Return Bond Administration Fund	19,359,703
PIMCO Total Return Bond Administration Fund	34,122,652
Vanguard Institutional Index Fund	38,451,242
Vanguard Mid Cap Index Fund	4,377,734
Vanguard Small Cap Index Fund	4,598,376
Vanguard Target Retirement 2015 Fund	1,345,383
Vanguard Target Retirement 2020 Fund	1,639,886
Vanguard Target Retirement 2025 Fund	1,617,950
Vanguard Target Retirement 2030 Fund	1,565,228
Vanguard Target Retirement 2035 Fund	947,745
Vanguard Target Retirement 2040 Fund	570,365
Vanguard Target Retirement 2045 Fund	782,948
Vanguard Target Retirement 2050 Fund	575,574
Vanguard Target Retirement Income Fund	850,369
Vanguard Total Bond Market Index Fund	9,143,498
Vanguard Total International Stock Index Fund	5,638,072

Total mutual funds	$227,517,645

Pooled separate account—at fair value—Wells Fargo Stable Return Fund G	$55,296,962

Employer common stock—at fair value*	$30,848,588

Self-directed:
Personal choice retirement account:
Money market fund—at fair value—Charles Schwab Money Market Funds*	$2,886,685
Non-interest-bearing cash	$7,942

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):
Corporate common stocks—at fair value:
A G L Resources Inc	$23,982
AT&T Inc	117,245
Abbott Laboratories	134,311
Accenture PLC A	8,645
Adventrx Pharma Inc	123
Alamo Group Inc	16,320
Alcoa Inc	43,400
Alpha Natural Resources	14,610
Amazon Com Inc	8,279
American Capital Agency	6,789
American Express Co	7,185
American International Group	17,650
Anadarko Petroleum Corp	200,637
Apache Corp	7,850
Apple Inc	1,600,992
ARM Holdings PLC	1,891
Atmos Energy Corp	26,340
B&G Foods Inc	1,557
B C E Inc.	27,911
Baidu Com Inc ADR	140,406
Bancolumbia S.A. ADR	200
Bank of America Corp	28,892
BB&T Corporation	2,038
BBX Capital Corp	107
Berkley W R Corp	7,548
BHP Billiton Ltd ADR	78,420
Black Hawk Expl Inc	6
Body Central Corp	1,996
Boeing Co	151
BP PLC ADR	85,112
Brinker International Inc	11,629
Bristol-Myers Squibb Co	2,140
Brocade Communications Sys New	6,929
Brown & Brown Inc	1,277
Carnival Corp New	3,677
Caterpillar Inc	3,607
Chevron Corp	117,350
China Precision Stl New	129
Chubb Corp	82,852
CIA De Bebidas PFD ADR	4,199
CIA Ener De Minas ADR	869
Cincinnati Financial CP	8,197
Cirrus Logic	43,455
Cisco System Inc	12,178
Citigroup Inc	45,958
Coca Cola Company	81,614

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):
Corporate common stocks—at fair value:
Comcast Corp A	$12,530
Conagra Foods Inc	29,500
ConocoPhillips	212,060
Cooper Tire & Rubber Co	12,748
Cray Inc	175
Cummins Engine Inc	2,723
Darden Restaurants Inc	5,634
Deep Down Inc New	13,520
Deere & Co	103,996
DHT Holdings Inc New	677
Diageo PCL	1,399
Dollar General Corp	4,982
Dominion Resources Inc VA New	1,709
Dryships Inc	800
Dunkin Brands Group Inc	3,353
E M C Corp Mass	8,855
Eaton Corp PLC	29,387
El Capitan Precious Metal	16
Elephant Talk Communications Corp New	50
Emerson Electric Company	29,128
Entergy Corp	22,312
Entropic Communications	1,587
Exelon Corporation	4,526
Express Scripts Holding Company	4,050
Exxon Mobil Corporation	181,919
Facebook Inc Class A	36,549
Ford Motor Company	39,577
Fortegra Financial Corp	2,400
Freeport-McMoran Copper & Gold	97,470
Fusion-IO Inc	5,159
General Electric Company	100,027
General Mills Inc	26,273
Generex Biotechnology Corp	375
Genworth Financial Inc	901
Goldman Sachs Group Inc	255,120
Google Inc Class A	12,733
Green Envirotech Holding	41
Greenlight Capital Re Ltd	14,771
Groupon Inc Cl A	4,374
GSV Capital Corp	21,075
Halcon Resources New	35
Halliburton Co Holding Co	69,380
Hallmark Financial Services	215,970

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):
Corporate common stocks—at fair value:
Harley Davidson	$1,465
Hartford Financial Services Group Inc	8,752
Heinz H J Co	27,398
Home Depot Inc	27,832
Honda Motor Co Ltd ADR	2,401
Hormel Foods Corp	2,851
HPC Pos Systems Corp	2
Intel Corp	59,282
International Business Machines	237,662
iShares Russell 200 Index Fund	30,776
JP Morgan Chase & Co	149,821
Jabil Circuit Inc	19,290
Jamba Inc	961
Johnson & Johnson	35,435
JZZ Technologies	160
Kandi Technologies Corp	3,990
Keycorp Inc New	1,694
Kimberly-Clark Corp	29,550
Kraft Foods Group Inc	3,001
Kroger Co	2,602
Las Vegas Sands Corp	255,507
Leapfrog Enterprises Inc	4,315
Lennar Corp	193
Limelight Networks Inc	435
Lion Gold Brazil Inc	220
Lorillard Inc	3,932
M G M Grand	5,482
Mannkind Corp	11,192
McDonalds Corp	144,027
McKesson Corporation	7,272
Medicines Company	11,985
Melco Pbl Entmt LTD ADR	33,680
Microchip Technology	9,777
Microsoft Corp	84,066
Molycorp Inc	5,664
Mondelez International Inc	5,091
Monster Offers New	240
Mosaic Co	5,663
Netflix Inc	1,852
Nextera Energy Inc	138,380
Northeast Utilities	1,971
Novartis AG	30,067
NRG Energy Inc New	138

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):
Corporate common stocks—at fair value:
Ocean Rig Underwater Inc F	$45
Omnivision Technologies Inc	1,408
OneBeacon Insurance Group	13,900
Oracle Corporation	5,831
Orbit Intl Corp	81
PEI Worldwide Holdings	19
PepsiCo Inc	28,398
Pfizer Incorporated	43,262
Phillips 66	96,907
PMI Group Inc	12
Potash Corp of Saskatchewan Inc	74,951
Priceline.com Inc New	31,020
Proctor & Gamble	6,789
Qihoo 360 Technology Co	14,845
Qualcomm Inc	16,594
Rare Element Resources	1,700
Redhat Inc	7,944
Renren Inc ADR F	3,450
Revolution Lighting Technologies Inc	1,262
Rock-Tenn Co Cl A	6,991
Rockwell Automation Inc	4,200
Royal Caribbean Cruises Ltd	340
Scana Corp	27,384
Schlumberger LTD	10,395
Sciclone Pharm Inc	4,310
Select Comfort Corp	21,198
Shoppers Drug Mart Corp	8,600
Sina Corporation	10,044
Smith & Wesson Holding Corp	25,869
Southern Co	31,466
Southwest Airlines Co	58,368
Spongetech Delivery Sys	6
Sprint Nextel Corp	284
Stryker Corp	9,594
Sturm Ruger & Co Inc	45,400
SunTrust Banks Inc	87,916
Target Corporation	5,917
TD Ameritrade Holding CP	336
Teco Energy Inc	33,520
Telestone Technologies	589
Terra Nitrogen Co LP	13,282
Tesla Motors Inc	1,050
The Wendys Company	1,175
Tim Hortons Inc	7,377

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):
Corporate common stocks—at fair value:
Toronto Dominion Bank	$31,624
Toyota Motor CP ADR	4,663
Travelers Companies Inc	71,820
TravelZoo Inc	9,495
Tyson Foods Inc Class A	3,890
UC HUB Group Inc	27,522
United Parcel Service B	2,229
United States Steel Corp	2,385
United Technologies Corp	10,251
Valero Energy Corp New	34,120
ValueClick New	19,410
Vanguard Specialized Funds	66,721
Venaxis Inc	855
Verizon Communications	309,485
Vivus	2,013
Vodafone Group New ADR	23,301
Wal-Mart Stores Inc	136,460
Walter Industries Inc	3,588
Wells Fargo & Co New	5,465
Westport Innovation New	401
WGL Holdings Inc	23,514
Xcel Energy Inc	26,042
XL Group PLC	7,518
Yelp Inc Class A	1,508
Youku.com Inc ADR F	7,296
Zogenix Inc	665
Zynga Inc	2,950
21Vianet Group Inc ADR F	9,610

Total corporate common stocks	$7,641,423

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):

Mutual funds:

Amana Trust Growth Fund	$9,493
American Beacon LargeCap Value Inv	27,507
American Century Growth Fund Inv	38,060
American Century Inflation Adjusted Bond I	6,541
American Century Livestrong 2025 Portfolio Inv	24,007
Artisan International Fund Inv	21,015
Brown Advisory Growth Equity Investor	11,347
Cohen & Steers Realty	12,205
Columbia Value and Restructuring Z	17,901
Delafield Fund	29,226
DNP Select Income Fund	12,654
Doubleline Total Return Bond Fund N	25,341
Driehaus Emerging Markets Growth Fund	8,713
Federated Adj Rate Sec Inst’l Shs	10,375
Federated Short-Term Income Fund Instl	18,812
Fidelity New Millenium Fund	1,448
Gabelli Asset Fund AAA	20,256
GAMCO Global Gold Natural	12,106
Goldman Sachs N-11 Equity Fund Class A	4,265
Harding Loevner Emerging Markets	9,986
Health Care Real Estate Invt Trust	4,987
Hersha Hospitality Trust	11,000
Janus Research Fund T	23,844
Laudus Investors US Large Cap Growth	11,043
Loomis Sayles Bond Fund R	6,147
Loomis Sayles Small Cap R	27,998
Manning & Napier World Opportunity A	27,867
Matthews Japan Fund	10,681
Meridian Growth Fund	22,512
Metropolitan West Low Duration Bond M	13,804
Northern Emerging Markets Equity Index Fund	5,405
Oakmark Equity Income Fund I	44,924
Oakmark International Fund I	9,570
Perkins Mid Cap Value Fund T	86,758
Permanent Portfolio	5,466
PIMCO Low Duration D	4,355
PIMCO Total Return D	20,444
Prudential Jennison Health Sciences A	9,511
Realty Income Corporation	5,157
Ridgeworth Large Cap Value Equity I	13,141

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):

Mutual funds:

Royce Total Return Fund Service Class	$13,617
Schwab Core Equity Fund	41,531
Schwab GNMA Fund Select Shares	11,864
Schwab Health Care Fund	5,839
Schwab International Core Equity Fund	11,256
Schwab International Index Fund	53,251
Schwab Small Cap Index Select	5,295
Schwab Total Stock Market Index Select	15,341
Scout International Fund	30,720
Sit US Government Securities Fund	4,976
Touchstone Sands Cap Select Growth Fund Class Z	2,142
Vanguard Equity Income Fund	13,344
Vanguard Global Equity Fund Investor	12,922
Vanguard GNMA Fund Admiral Shares	146,903
Vanguard Inflation Protected Sec Fund	12,091
Wells Fargo Advantage Discovery Fund	5,745
Yacktman Focused Fund Service Class	19,828
Yacktman Fund Service Class.	26,157

Total mutual funds	$1,118,694

Personal choice retirement account (continued):

Preferred Stock:

Gabelli Equity Trust Inc.	$4,413

Total preferred stock funds	$4,413

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):

Unit Trust:
Barclays Bank PLC iPath ETN	$54,582
EGA Emerging Global	12,920
iShares International Inflation-Linked Bond Fund	57,547
iShares Floating Rate Note Fund	114,941
iShares Emerging Markets Dividend Index Fund	52,732
iShares Aaa A Rated Corporate Bond Fund	12,493
iShares MSCI BRIC Index Fund	22,462
iShares MSCI Emerging Markets Index Fund	46,346
iShares High Dividend Equity Fund	224,816
iShares MSCI Germany Index Fund	26,874
iShares MSCI Hong Kong Index Fund F	26,431
iShares Russell Microcap Index Fund	73,248
iShares Russell Midcap Growth Index Fund	9,922
iShares Russell Midcap Index Fund	90,480
iShares Russell Midcap Value Index Fund	46,372
iShares Russell 1000 Value Index Fund	138,795
iShares Silver Trust	2,203
iShares S&P/Citigroup 1-3 Year International Treasury Bond Fund	65,004
iShares Gold Trust	29,351
iShares Dow Jones US Healthcare	3,442
iShares Dow Jones Select Dividend Index Fund	100,571
iShares Barclays Aggregate Bond Fund	66,648
iShares Barclays 7-10 Year Treasury	16,016
iShares Barclays 1-3 Year Credit Bond Fund	132,483
iShares Barclays Intermediate Credit Bond ETF	112,848
iShares Dow Jones EPAC Select Dividend Index Fund	104,377
iShares MSCI EAFE Index Fund	93,250
iShares Russell 1000 Growth Index Fund	109,368
iShares S&P SmallCap 600 Index Fund	160,417
iShares S&P 100 Index Fund	89,596
iShares MSCI EAFE SmallCap Index Fund	45,066
iShares JP Morgan Emerging Markets Bond Fund	95,531
iShares FTSE EPRA/NAREIT Dec RE Ex-US	52,909
iShares iBoxx $ High Yield Corporate Bond Fund	113,606
Market Vectors Gold Miners ETF	16,700
PowerShares Emerging Markets Sovereign Debt	25,408
PowerShares QQQ Trust, Series 1 ETF	91,964
PowerShares Exchange-Traded Fund Trust II	31,500
PowerShares DB Commodity Index Tracking Fund	25,585
Schwab Emerging Markets Equity ETF	8,348
Schwab International Equity ETF	4,178
Schwab US Broad Market ETF	10,670
SPDR Gold Shares	233,795
SPDR S&P Dividend ETF	11,865
SPDR S&P Emerging Asia Pacific	17,052

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

Identity and Description of Issues	Current Value
Vanguard Dividend Appreciation ETF	$55,817
Vanguard Small Cap Value ETF	3,712
Vanguard MSCI Emerging Markets ETF	29,305
Vanguard Tax-Managed MSCI EAFE ETF	30,176
Vanguard Total Stock Market ETF	67,491
WisdomTree Asia Local Debt ETF	16,816
WisdomTree SmallCap Dividend	4,023

Total unit trust funds	3,088,052

Total personal choice retirement account	14,747,209

TOTAL INVESTMENTS AT FAIR VALUE	328,410,404

Notes receivable from participants with various maturities, and interest rates from 4.25% to 9.25%	7,351,303

TOTAL INVESTMENTS HELD AT END OF YEAR	$335,761,707

*	A party-in-interest (Note 5).

Cost information is not required to be provided as these investments are participant-directed.

See accompanying Report of Independent Registered Public Accounting Firm.

(Concluded)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the Plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BROWN & BROWN, INC.
EMPLOYEE SAVINGS PLAN AND TRUST

	By:	BROWN & BROWN, INC.

Date: June 28, 2013	By:	/S/ CORY T. WALKER
Cory T. Walker
Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit	Document

23	Consent of Independent Registered Public Accounting Firm

99.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This Certification shall not be deemed to be “filed” with the Commission or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that such Certification is incorporated by reference into a filing under the Securities Act of 1934, as amended, or the Exchange Act of 1933, as amended.

99.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This Certification shall not be deemed to be “filed” with the Commission or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that such Certification is incorporated by reference into a filing under the Securities Act of 1934, as amended, or the Exchange Act of 1933, as amended.